Subject Line: Early Access to Investment Offering in WeatherFlow-Tempest
12/5

FROM: team@tempest.earth
Send from: Hubspot

Hi [Fname],

In our last investor update, I emphasised that 2025 is a milestone year, and I am doubling down on that now with some important news.

Today, we're kicking off another equity crowdfunding campaign, this time utilizing the Wefunder platform, enabling us to reach a wider pool of investors. Prior to going live with the Wefunder audience, we are offering our earliest investors first access to invest at the same preferred terms as the last round.

Reserve your early access investment

Thanks to your continued support, the company is clearly more valuable than a year ago. We have shown an operating profit since Q2 of 2025, while continuing to invest in innovation. This round will give us the flexibility to accelerate rapid growth opportunities with recurring revenue business services, international expansion and other opportunities that will clearly maximize shareholder value.

Thank you for being part of our journey as an investor. Your support has helped make all our success possible!

Buck Lyons
Founder & CEO, WeatherFlow-Tempest

Newsletter feature to Tempest customers: 12/9

Become a WeatherFlow-Tempest Shareholder
Thanks to our incredible community, the Tempest Network has grown into the largest private weather network in the world - proving our business model is scalable. We are now planning to

roll out new products and introduce ourselves to new customers. As we grow, we’d like for you to grow with us. Today, we’re excited to announce that we’re offering all customers the option to reserve shares in our company at discounted early bird terms, before our round is officially public for anyone to invest.
Learn More >>>